July 26, 2024

Thurman J. Rodgers
Chief Executive Officer
Complete Solaria, Inc.
45700 Northport Loop East
Fremont, CA 94538

       Re: Complete Solaria, Inc.
           Registration Statement on Form S-1
           Filed on July 24, 2024
           File No. 333-280973
Dear Thurman J. Rodgers:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Michael Penney